Filed by Orthofix Medical Inc.

(Commission File No. 0-19961)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SeaSpine Holdings Corporation

(Commission File No. 001-36905)

The following presentation was issued by Orthofix Medical Inc. (“Orthofix”) and SeaSpine Holdings

Corporation (“SeaSpine”) on October 11, 2022.

Stronger Together: Building a Leading Global Spine & Orthopedics Company October 11, 2022

Forward-Looking Statements This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Orthofix’s and SeaSpine’s respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger, including estimated synergies and cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger, estimated costs associated with such transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which Orthofix and SeaSpine operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, and the levels of market demand in the health care segments in which our products are purchased and utilized; (2) challenges in the development, regulatory approval, commercialization, reimbursement, market acceptance, performance and realization of the anticipated benefits of new products of the combined company; (3) the scope, nature, impact or timing of the proposed merger, including among other things the integration of the businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) delays and disruption in delivery of materials and services from suppliers; (7) cost reduction efforts and restructuring costs and savings; (8) new business and investment opportunities; (9) the ability to realize the intended benefits of organizational changes; (10) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (11) the effect of changes in political conditions in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate, including the effect of changes in U.S. healthcare policies, on general market conditions in the near term and beyond; (12) the effect of changes in tax, regulatory and other laws and regulations in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate; (13) negative effects of the announcement or pendency of the proposed merger on the market price of Orthofix and/or SeaSpine’s respective common stock and/or on their respective financial performance; (14) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of Orthofix’s and SeaSpine’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (15) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (16) risks relating to the value of the Orthofix shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (17) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (18) risks associated with transaction-related litigation; (19) the possibility that costs or difficulties related to the integration of Orthofix’s and SeaSpine’s operations will be greater than expected; (20) the ability of the combined company to retain and hire key personnel; (21) the intended qualification of the merger as a tax-free reorganization to Orthofix and SeaSpine shareholders for U.S. federal income tax purposes; and (22) the impact of the proposed merger on the respective businesses of Orthofix and SeaSpine. There can be no assurance that the proposed merger will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Orthofix and SeaSpine on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and Orthofix and SeaSpine assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information & Where to Find It In connection with the proposed transaction, Orthofix intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Orthofix and a joint proxy statement of Orthofix and SeaSpine (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Orthofix’s shareholders and SeaSpine’s shareholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Orthofix and SeaSpine with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Orthofix with the SEC will be available free of charge on Orthofix’s website at http://ir.orthofix.com/ or by contacting Orthofix’s Investor Relations at (214) 937-3190. Copies of the documents filed by SeaSpine with the SEC will be available free of charge on SeaSpine’s website at http://investor.seaspine.com/ or by contacting SeaSpine’s Investor Relations at (415) 937-5402. Orthofix and SeaSpine and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Orthofix is available in the Orthofix proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 27, 2022. Information about directors and executive officers of SeaSpine is available in the SeaSpine proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 22, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Orthofix and SeaSpine as indicated above.

Complementary & Compelling Strengths  #1 prescribed bone growth stimulator(1) portfolio in the U.S. Market leading cellular allograft(2) and only Lyograft tissue form Next generation differentiated artificial cervical disc Strong limb reconstruction & deformity correction portfolio Historically strong cash flow with positive EBITDA Unique 7D Flash Surgical Navigation System Rapid product innovation driving market-share taking with 45+ product launches since 2018 Broadest advanced DBM portfolio backed by growing body of clinical evidence Rapidly accelerating commercial channel Double-digit revenue growth at >5x market spine growth(3) iDATA Bone Growth Stimulator Market / Electrical Stimulation Device Market, U.S. 2018 SmartTRAK® - 2021 US Cellular Allografts Market – Revenues/Shares SmartTRAK® - US Instrumented Fusion Market (2020-2026E CAGR)

Transformational Merger with Significant Strategic & Financial Benefits Driving Sustainable Growth & Value Creation Strengthened U.S. & international commercial reach Highly complementary spine & orthopedics portfolios One of the industry’s broadest biologics & regenerative technology offerings Meaningful cross-selling revenue & cost synergies and economies of scale Accelerated adoption of innovative and differentiated technologies  across all channels Strong financial profile with enhanced opportunities for fully funded investment

Transaction Summary Transaction Structure All-stock merger of equals: SeaSpine shareholders receive 0.4163 shares of Orthofix common stock per share of SeaSpine common stock Pro forma ownership: Approximately 56.5% Orthofix / Approximately 43.5% SeaSpine Leadership 9-member board of directors 5 designated by Orthofix including Lead Independent Director 4 designated by SeaSpine Executive Chairman: Jon Serbousek, President & CEO, Orthofix Chief Executive Officer and board member: Keith Valentine, President & CEO, SeaSpine Headquarters Combined company will be headquartered in Lewisville, Texas and will retain primary offices in Carlsbad, CA, and in Verona, Italy Current facilities in Irvine, CA, Toronto, Canada, Sunnyvale, CA, Wayne, PA, Olive Branch, MS, Maidenhead UK, Munich, Germany, Paris, France and Sao Paulo, Brazil will be retained. Timing & Approvals Expected transaction close in first quarter of 2023 Subject to approval by both companies’ shareholders & customary closing conditions & regulatory approvals

Expected Significant Growth & Value Creation Excludes net revenue synergies Estimated compound annual revenue growth rate from 2022 to 2025 Excludes stock-based compensation savings Cash + immediate availability under credit facility $ millions Year 3 Revenue (1) ~$1,000 Revenue Growth CAGR (2) Double-digits Gross Margin >70% Adjusted EBITDA Margin Mid-teens Adj. EBITDA & Adj. ROIC Accretive Adj. EBITDA expected to be accretive to Orthofix in the second year & Adj. ROIC accretive after fully realizing synergies Revenue Growth Complementary portfolios to drive projected double-digit growth post-integration period Fully-Funded  Organic growth funded through existing Orthofix and SeaSpine cash, the existing Orthofix Credit Facility, and free cash flow positive after fully realizing synergies Significant Cost Synergies Leveraging combined infrastructures expected to generate $40M(3) in annualized cost savings by year three Well-financed with >$125 million of liquidity expected at closing(4) Expect to grow into existing $300 million credit facility over time

$20B Total Addressable Market | 4.2% CAGR $7B of Focused Growth Segments* | 6.1% CAGR  Complementary Portfolios Bridging Across Growing Markets  SmartTRAK® 2022 – 2026 U.S. Estimates *Focused growth segments include Enabling Technologies, Motion Preservation, Interbody, DBM, LLIF/OLIF, MIS and Long Bone Stimulation Biologics Bone Growth Therapies Motion Preservation Spine Fixation Spinal Implants Orthopedics  Biologics & Regenerative Technologies Enabling Technologies Limb Reconstruction Deformity Correction Surgical Navigation System Preoperative Planning Software

Enabling technologies that service the full continuum of surgical care — from preoperative planning through surgical navigation  Differentiated & Synergistic Enabling Technologies 7D FLASH™ Navigation System  OrthoNext™  Preoperative Planning System

Cervical Thoracolumbar Fixation Interbodies Complementary, innovative suite of offerings that comprehensively address high-growth spine market segments Leading Spine Portfolio M6-C™ Artificial Cervical Disc WaveForm™ 3D Interbody Explorer® TO Expandable Interbody  Forza™ TI Ti Spacer System with Nanovate™ Technology  Firebird™ NXG Spinal Fixation System  Construx™ Mini PTC Spacer System Reef® TO With NanoMetalene® Surface Technology  ForzaXP™ Expandable Spacer System Mariner® Pedicle Screw System  Janus™ Fenestrated Screw System Admiral™ Anterior Cervical Plating System Shoreline® Anterior Cervical Standalone System NorthStar® Posterior Cervical Fixation System  Forza PTC™ Spacer System CervicalStim™  Spinal Fusion Therapy Regatta® Lateral Plate

Complementary, innovative suite of offerings that comprehensively address high-growth orthopedic market segments with a leading pediatrics portfolio Leading Orthopedic Limb Reconstruction & Deformity Correction Portfolio Fitbone™ Intramedullary Nail System  TrueLok™ EVO Ring Fixation System GBeam™ Fusion Beaming System Galaxy™ Fixation Gemini Fracture Treatment System eightPlate™ Pediatric Guided Growth System Ankle Hindfoot Nailing™ Intramedullary Nailing System JPS™ Pediatric Plating System Mariner® Deformity Deformity Correction System

CBM / Lyograft DBM Synthetics Growth factors Stimulation Full spectrum of biologics & regenerative technologies to meet procedural needs One of the Broadest Biologics & Regenerative Technology Offerings in the Industry  Virtuos™ Lyograft Trinity Elite™ Allograft with Viable Cells OsteoTorrent™ Demineralized Bone Matrix Novosis™  Next Generation rh-BMP-2 pending FDA approval in Spine & Orthopedics CervicalStim™  Spinal Fusion Therapy Opus™ Osteoconductive Scaffold Ballast® Demineralized Bone Matrix FiberFuse™ Strip Demineralized Cortical Fibers SpinalStim™  Spinal Fusion Therapy AccelStim™  Bone Healing Therapy PhysioStim™  Bone Growth Therapy Opus™ Mg Osteoconductive Injectable Opus™ BA Osteoconductive Bioactive Graft OsteoStrand® Demineralized Bone Matrix Legacy™ Demineralized Bone Matrix

Diversified & Strategic Business Mix in Growing Markets *LTM revenue as of September 30, 2022 Orthofix SeaSpine Combined Company * * $693M*

Combined Company Global Commercial Reach Primary company offices Products Distributed in 68 countries Global manufacturing & R&D footprint ~1,600 employees 6 continents $557M* US $136M* International Countries of distribution *LTM revenue as of September 30, 2022

Foundation to Invest In, Strengthen & Attract Top Commercial Channel Partners Resources Pipeline Portfolio

Meaningful Revenue & Cost Synergy Opportunities  Revenue Addresses key product gaps for both companies (Orthofix: surgical navigation platform; SeaSpine: motion preservation) International cross-selling: Orthofix Spine & Orthopedic established commercial channels + SeaSpine biologics & 7D Flash Navigation Expanded breadth of products in the sales bag to support large distributor conversions  Increased product offerings per procedure Expected Cost Synergies: $40M* Reduction of redundant overhead, and public company costs Supply chain efficiencies Efficiencies through economies of scale in spinal implant set and inventory asset utilization Working Capital and CapEx *Cost synergies of $40M expected by Year 3 with incremental opportunity to reduce stock-based compensation

Strengthened U.S. & international commercial reach Highly complementary spine & orthopedics portfolios One of the industry’s broadest biologics & regenerative technology offerings Meaningful cross-selling revenue & cost synergies and economies of scale Accelerated adoption of innovative and differentiated technologies across all channels Strong financial profile with enhanced opportunities for fully funded investment Transformational Merger with Significant Strategic & Financial Benefits